SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 24 December 2014

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1 Voting rights attached to shares- Article 12(1) of directive 2004/109/EC Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
               The Governor and Company of the Bank of Ireland (the "Bank")
2.            Reason for the notification (please tick the appropriate box or boxes):
[x] an acquisition or disposal of voting rights

[ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ] an event changing the breakdown of voting rights

3.             Full name of person(s) subject to the notification obligation:
National Treasury Management Agency (the "NTMA")
Ireland Strategic Investment Fund (the "ISIF")
Minister for Finance of Ireland
4.             Full name of shareholder(s) (if different from 3.):
National Treasury Management Agency, as controller and manager of the Ireland Strategic Investment Fund
5.             Date of the transaction and date on which the threshold is crossed or reached:
22 December 2014
6.             Date on which issuer notified;
24 December 2014
7.             Threshold(s) that is/are crossed or reached:
The NTMA's percentage of voting rights has increased from 0% to 13.95%. Each 1% percentage threshold from 0% up to 13.95% has been crossed.
8.             Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary stock of €0.05 each (ISIN: IE0030606259	NIL	NIL	NIL	NIL	4,516,000,413	NIL	13.95
SUBTOTAL A (based on aggregate voting rights)	NIL	NIL	NIL	4,516,000,413		13.95

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A	N/A	N/A	NIL	NIL
		SUBTOTAL B (in relation to all expiration dates)	NIL	NIL

Total (A+B)	number of voting rights	% of voting rights
	4,516,000,413	13.95

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Ordinary stock of the Bank owned indirectly by the NTMA, as controller and manager of the ISIF, is held in the name of BNY Custodial Nominees (Ireland) Limited
10.	In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date].
N/A
11.           Additional information:
The National Treasury Management Agency (Amendment) Act 2014 (the "NTMA Act 2014") was enacted into Irish law on 26 July 2014. On 22 December 2014, a new fund known as the Ireland Strategic Investment Fund (the "ISIF") was established pursuant to the NTMA Act 2014. On 22 December 2014, the assets and liabilities of the NPRF governed by Irish law (including the ordinary stock held in the Bank) became assets and liabilities of the ISIF by operation of law under the NTMA Act 2014.

Done at Dublin on 24 December 2014

Contact: Helen Nolan, Group Secretary
Telephone: +353 (0) 76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 24 December 2014